(Translation)

December 7, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer
(TEL: 03-6215-9955)

Notice of Change of Sub-Subsidiary (Transfer of Shares) and
Dissolution of Subsidiary by the Company's Subsidiary (Sammy NetWorks Co., Ltd.)

Notice is hereby given that Sammy NetWorks Asia Pacific Limited, which is a consolidated subsidiary of Sammy NetWorks Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its board of directors held on December 7, 2007, adopted a resolution to sell all of its shares in JVMMS Holdings Ltd., as well as a resolution to dissolve itself, as described in the attachment hereto.

For further details, please refer to the disclosure document of Sammy NetWorks Co., Ltd.

The said sale and dissolution will have no significant impact on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

<<Attached document: Disclosure document of Sammy NetWorks Co., Ltd.
"Notice of Change of Sub-Subsidiary (Transfer of Shares) and Dissolution of Subsidiary">>

(Translation)

December 7, 2007

Dear Sirs,

Sammy NetWorks Co., Ltd.
1-31, Minami-Aoyama 3-chome, Minato-ku, Tokyo

Masaaki Oono,
President and Representative Director

(Code No. 3745, Mothers, Tokyo Stock Exchange)

Further Inquiry: Hiroshi Ishikura,
Senior Managing Director and General Manager of Administration Division
(TEL: 03-5414-3030)

Notice of Change of Sub-Subsidiary (Transfer of Shares) and Dissolution of Subsidiary

As publicized on July 25, 2007, Sammy NetWorks Co., Ltd. (the "Company") has been conducting a review of its business in China, with withdrawal from the business by the sale thereof or otherwise as an option. Consequently, according to such policy, Sammy NetWorks Asia Pacific Limited ("SNWAP"), a consolidated subsidiary of the Company, at the meeting of its board of directors held on December 7, 2007, adopted a resolution to sell all of its shares in JVMMS Holdings Ltd. ("JVMMS"), a holding company of Guangzhou Huanchuang Information Technology Co., Ltd. ("GHIT"), a service provider in China, as well as a resolution to dissolve itself. Hence, notice is hereby given as described below:

1. Sale of shares of sub-subsidiary (JVMMS Holdings Ltd.):

(1) Reason for the sale:

Since the incorporation of SNWAP, a holding company controlling overall business in China, the Company has developed a mobile content business in China. With the growth of the mobile market, sales had increased. However, as previously reported, the Chinese authorities tightened various regulations with regard to mobile phone content services and as a result, sales decreased by half from the past performance in June 2006. In this situation, the Company contained costs by twice slashing staff of its local subsidiaries in China (from about 200 employees to about 50 employees), reducing advertising costs (by about 80%) and reducing office costs (by about 80%) by downsizing and moving offices, among others, while the Company promoted business restructuring by entering into alliances for the distribution of content from Japan throughout China to expand business.

However, during the first quarter of the current fiscal year, additional, stricter regulations were enacted and as a result, the monthly sales again decreased by half from the

previous month in June 2007. In this situation, with regard to the accounting for goodwill, the Company had to record a loss of approximately ¥1,100 million from the impairment of assets for the first quarter of the current fiscal year. In spite of the abovementioned measures, the Company has judged it difficult to improve performance in the immediate future under these circumstances and determined to sell all of SNWAP's shares in JVMMS, a holding company of GHIT.

(2) Outline of the subsidiary to be transferred:

(i)	Trade name:	JVMMS Holdings Ltd.		
(ii)	Representative:	Dai Jian		
(iii)	Location:	The offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands		
(iv)	Establishment:	June 1, 2004		
(v)	Major business:	Holding company		
(vi)	Accounting date:	December 31 of each year		
(vii)	Employees:	29 (consolidated) (as of October 31, 2007)		
(viii)	Capital:	US$100		
(ix)	Total number of issued shares:	2,000 shares		
(x)	Principal shareholders and shareholding ratios:	Sammy NetWorks Asia Pacific Limited	1,020 shares	(51.0%)
		Saturn Investment Trading Ltd.	412 shares	(20.6%)
		Jupiter Investments Trading Ltd.	205 shares	(10.3%)
		Mars Investment Trading Ltd.	205 shares	(10.3%)
		Mercury Investment Trading Ltd.	93 shares	(4.7%)
		Venus Investment Trading Ltd.	65 shares	(3.3%)
(xi)	Subsidiary:	Guangzhou Huachuang Information Technology Co., Ltd.		

(xii) Operating results for the recent fiscal years (consolidated):

	Fiscal year ended December 31, 2005	Fiscal year ended December 31, 2006
Net sales	¥1085 million	¥1,190 million
Ordinary income	¥85 million	¥27 million
Net income	¥82 million	¥24 million

(3) Transferees of the shares:

(i) Saturn Investment Trading Ltd. (20.6%)

Trade name:	Saturn Investment Trading Ltd.
Representative:	Dai Jian
Location:	TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands
Major business:	Investment business

* Three other companies

(4) Number of shares to be transferred, the transfer price and the shareholdings before and after the transfer:

(i) Number of shares held before the transfer:	1,020 shares	(Shareholding ratio: 51.0%)
(ii) Number of shares to be transferred:	1,020 shares	(Transfer price: US$1,820 thousand)
(iii) Number of shares held after the transfer:	0 share	(Shareholding ratio: 0%)

(5) Schedule:

December 7, 2007:	Resolution of the board of directors of SNWAP
December 7, 2007:	Conclusion of contract for the transfer of the shares
January 2008:	Delivery of share certificates (expected)

2. Dissolution of subsidiary (Sammy NetWorks Asia Pacific Limited):

(1) Reason for the dissolution:

As described in Section 1. (1) above, the Company has judged it difficult to improve performance in China and determined to dissolve its subsidiary (Sammy NetWorks Asia Pacific Limited). .

(2) Outline of the subsidiary to be dissolved:

(i)	Trade name:	Sammy NetWorks Asia Pacific Limited
(ii)	Representative:	Shoji Shintani (Senior Executive Officer and General Manager of Corporate Strategy Division of the Company)
(iii)	Location:	Belmont Chambers, P.O. Box 3443, Road Town, Tortola, British Virgin Islands

(iv)	Establishment:	March 31, 2005
(v)	Major business:	Formulation and execution of business strategies and management of related companies in the Asia/Pacific area
(vi)	Accounting date:	December 31 of each year
(vii)	Capital:	US$20,500,001
(viii)	Total number of issued shares:	20,500,001 shares
(ix)	Principal shareholder and shareholding ratio:	Sammy NetWorks Co., Ltd. (100%)

(3) Schedule for dissolution:

December 7, 2007:	Resolution of the board of directors of SNWAP
December 2007:	Resolution for dissolution by the general meeting of shareholders (expected)
March 2008:	Completion of liquidation (expected)

3. Future prospects:

The effect of the transfer of shares and the dissolution of the subsidiary on the consolidated operating results of the Company for the year ending March 31, 2008 is expected to amount to a special income of approximately ¥200 million.

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【Note】 This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

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